Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

CSR announces revised terms for proposed transaction with Zoran

Dear All,

Following our public announcement I am very pleased to let you know that we have revised terms for our agreement with Zoran.

As you know, we have been busy assessing the impact of the statements which Zoran released on 9 May 2011 relating to its financial results for the first quarter 2011 and its guidance for expected performance in the second quarter of 2011. Having completed that assessment, CSR and Zoran have entered into an Amended and Restated Acquisition Agreement and Plan of Merger. This Agreement reflects the revised terms for Zoran and CSR.

During the past few months, our customers said to us that they were excited about the potential of marrying our world-leading technology with Zoran’s. We also will be able to combine our strong knowledge base and capabilities to provide value-added solutions. This transaction has strong strategic logic and is also financially compelling for both companies. It is also a key step forward as we pursue our strategy of expanding our business both organically and through selected acquisitions.

Importantly, we remain in a strong position in our chosen markets and we were able to confirm to the City that our current trading is in line with the guidance we presented at our first quarter results on 10 May, with second quarter 2011 revenues in the range of $190m- $195m. I am pleased to say that all of us have kept our eye on the ball and continue to meet our customers’ requirements for world-class products and solutions.

Completion of the transaction is expected in the third quarter of 2011 and I will keep you informed as we progress towards the finishing line.

The vision of CSR and Zoran working together presents a great opportunity for both companies. As we keep up our strong execution, we will be able to make an ever stronger company when we close the transaction. I know that for many of us, the Zoran transaction means more work on top of an already heavy workload. I thank all of you for very good work while keeping our business firing on all cylinders.

Live webcast today

There will be a webcast 9am today BST. Please click here to access the live webcast. The update will last approximately one hour.

The On Demand version of the video webcast will be available to view here from 12:00 (BST) and transcripts will be made available on the intranet here early next week.

Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran will participate in the webcast.

With regards

Joep van Beurden

Chief Executive Officer

This announcement is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. Any acceptance or response to the Transaction should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Transaction and issuance of ordinary shares in the form of ADSs to Zoran stockholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran stockholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the amended Registration Statement on Form F-4 (the “Amended Registration Statement”) filed by CSR.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Transaction involving CSR and Zoran. In connection with the Transaction, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) an Amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the Transaction once it has been despatched. The proposals for the Transaction will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Transaction will be implemented, including details of how to vote with respect to the implementation of the Transaction. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders during the third quarter of 2011.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed a Proxy Statement/Prospectus and Registration Statement, and expects to file an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the Transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the previously filed Proxy Statement/Prospectus and Registration Statement and will be included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Transaction.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ in relation to CSR and Zoran (together such companies and their subsidiaries being the “Combined Group”) and the future operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Transaction, and (iii) the expansion and growth of CSR’s or Zoran’s operations (iv) the expected benefits of the Transaction, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies and potential savings resulting from the Transaction; and (vi) the effects of government regulation on CSR’s, Zoran’s or the Combined Group’s business (vii) the other statements set forth in the two CEO quotes and the body of the release contained herein; and (viii) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s or the Combined Group’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other conditions to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Group; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and following completion of the Transaction, the Combined Group; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Group to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Group, following the implementation of the Transaction or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Combined Group for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law including the Listing Rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Advisers’ cautionary statements

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Transaction and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Limited nor for providing advice in connection with the Transaction or this announcement or any matter referred to herein.

N M Rothschild & Sons Limited is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Transaction and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in connection with the Transaction or this announcement or any matter referred to herein.